Exhibit 99.4

Common TV Address

COMMON TV Address

Q3 FY 2016 RESULTS
January 14, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President and Chief Financial Officer

PRESS

Chandra

ET Now

Rukmini Rao

Bloomberg TV

Vishal Sikka

Hi. Good morning everyone and thanks for Joining us. I am very pleased with our performance in Q3. Q3 has a lot of seasonalities traditionally in the industry and also in Infosys, it is a quarter with some challenges. So when we were looking ahead to Q3 a quarter ago especially coming off an amazing performance in our Q2, we were anticipating some headwinds, we were anticipating furloughs and less number of working days and things like that and then we had the devastating floods in Chennai. So despite that, I am extremely pleased with the really amazing performance by our team that we have achieved 1.1% constant currency growth, revenues have crossed 2.4 bn and we managed to grow by more than roughly 12.5% on a year-on-year basis and still delivered 24.9% margin and a small EPS growth. Volume growth was very strong at 3.1% in this quarter. So we are very happy about that. Based on all of these, we are increasing our guidance for this current financial year to 12.8% to 13.2% on constant currency terms compared to our previous guidance of 10% to 12% on constant currency terms.

Overall in the quarter we saw growth especially the thing that makes me proud is broad based growth coming from innovation. Some of the grass roots innovation initiatives that we have embraced have started to produce tremendous results. More than 90% of our delivery organization is now participating and Zero Distance has come up with some innovation, some value in every ongoing projects. So it is a very-very large scale innovation endeavor. We are very proud of that. On the systemic innovation, on the AiKiDo Services, we have seen significant adoption, we see continued great adoption. The automation that is powered by our Automation platform, in ‘AI’ in the last quarter we saw more than 1,100 people equivalent simplification meaning removal of 1,100 people worth of work because of Automation. So that has already started to show results. Our Information Platform, our Big Data and Machine Learning based Analytics Platform has now reached 200 of our clients. So that is something we are very proud of. We saw growth in Finacle, in Edge as well as in Panaya and Skava starting to reach scale.

In key, we are very proud of a lot of work that we have done with clients in managing the renewal of their legacy landscapes. We have launched a substantial effort in moving legacy systems to the Cloud with new modern architectures and new modern software development techniques, that has started to reach a good scale and in particular in Design Thinking we have crossed 150 client engagements now and that has started to show results.

Overall, quite pleased with the broad-based results that we have started to see in the quarter and that sets us up for a good quarter ahead and a financial year ahead of us.

Interviewer

You have upped the guidance for the next quarter. Do you still see a strong Q4 also despite what is going on globally in terms of the markets suffering so badly?

Vishal Sikka

People ask about what is happening broadly in the markets and my personal take always is we are seeing a tremendous disruption in every industry around us on the power of computing, on the power of digital technology. When the times are good people need innovation and especially when the times are bad, people need innovation. So we think that we are fortunate to be in an industry where all the capabilities of Infosys are perfectly aligned with the direction that our clients are looking for. Whether it is the renewal of their existing landscapes or getting into completely new areas where software is making its way for the very first time, with the power of intelligent systems and new digital experiences. So we are optimistic about the future. Obviously, we are not any more or less immune to the outside forces than anybody else and there is a lot of stuff going on in the world around us. But generally based on our visibility, based on what we see in our client atmosphere, we see enough confidence that we are improving our guidance for the remainder of this financial year.

Chandra

Hi! Chandra from ET Now. I have a question each for Vishal, Pravin and Ranga. Vishal, I think this is the third quarter when Infosys has come above what the street was estimating. So help us understand, is it because your mining existing business is better or has AiKiDo already started translating into growth because you articulated the strategy barely I think a few months back, so help us understand what has led to the sudden turnaround that we are seeing? And does this mean you will achieve the bellwether status even before the next fiscal? Are you on course for that? Pravin, give us a sense of the total TCV this quarter because there was an analyst report which said that you guys are targeting over $1 bn to $2 bn every quarter? Ranga, despite Chennai floods, despite cross currency margins have still been better so volume growth would have been a factor, but apart from that what has worked for you?

Vishal Sikka

So, it is difficult to say, Chandra. I have been here with my family in the last three weeks going around our different DCs and visiting our employees everywhere. There is a tremendous sense of optimism, a tremendous sense of positivity in the company, there is a sense of confidence. David Kelly talked about this idea of creative confidence and I see that. Yesterday Pravin and I did what we call our Zero Distance Session where 25,000 to 30,000 people show up and there is an incredible atmosphere and that I think more than anything else leads to all the positive atmosphere and the positive results. I think if you break it down, it is still too early for the big initiatives to have kicked in. It is largely a result of increased confidence. We have equipped our teams with much better tools, with much better solution, much better capability. If you look out our deal wins, our win rates have increased dramatically, our attrition has come down dramatically; we are at 13.4% now on a standalone basis. I think that the bad attrition of Infosys is a long and distant memory. So overall there is a lot of things that are starting to kick in. I would say the big contributors are this positive atmosphere, this equipping our teams to win better deals and delivery excellence which is now starting to show up in the work that our teams are doing in Zero Distance. I am a believer in Innovation, I have been in the innovation areas, basically my entire adult life and it is relatively easy for a company of our scale to set up an innovation center and establish a Center of Excellence at some corner of the world. But to get 90% of the delivery organization to think of themselves as innovators, this is not easy. I think that is something that our teams have managed to do. That has been quite amazing.

AiKiDo is kicking in and as you can see every quarter we make sustain progress, we have more than 40 deployments now of our Information Platform solving complex Big Data problems in a breakthrough new way. We have 200 clients now that have embraced this and 40 are already in production. So this is quite an amazing achievement already. We have done more than 150 Design Thinking Engagements, 70,000 of Infoscions have been trained on Design Thinking. So that has started to kick in. Some of the Knowledge-based, AI-based renewal efforts in our key initiatives have started to kick in. We have many clients who have shared their success with us – ABN Amro Bank, Deutsche Bank, Mitsubishi, Boeing. All these companies have started to see results of the work that we have been doing. So we are really proud of that.

Pravin Rao

In terms of large deals, we have won 4 large deals totaling about $360 mn TCV. In addition to that, we have won 1 potentially large deal which is more than close to $600 mn but it is not exactly committed. So being consistent with our criteria we are not calling it out, adding it to the large deal. We had 3 deals which we are about to close but because of the holiday season it got pushed out and 2 of the 3 deals in the last 12-days we have actually converted it. So from that sense, I think we are pretty confident about the large deal pipeline. We have a total pipeline of close to $3 bn. So all in all, I think the pipeline is very healthy and it is consistent with what we have been focusing on.

Ranganath D. Mavinakere

Hi! Good Morning everybody and Happy 2016. Many of you have reminded me, “This is your first quarter. This is your first quarter.” It is almost like first quarter feels like first love, in the sense that highly exciting, at the same time, a lot of unexpected pieces as well. I think this quarter we have navigated really well. Q3, as Vishal was mentioning, traditionally there are seasonalities, there are furloughs and lower working days and things like that. But I think we navigated better than our expectations. If you look at year-on-year growth in constant currency we grew 12.5% and reported 8.5%. If you look at the first 9-months likewise 12.5%. Coming to margin question that you asked; our margins if you look at the first 9-months are at 24.8% and this quarter the margin dip by 60 basis points from 25.5% to 24.9%. If you look at the math, it is very simple; the realizations which came down by 2.5% contributed to about 1.1% drop which was compensated by to some extent rupee as well as the lower variable pay which kind of compensated that 1.1%, In addition, we had the utilization as well as the lower consolidated and higher subcon cost average is additional 60 basis points. So net it was 60 basis points drop. But the point to remember is our medium-term outlook on margin continues at 25 (+/-1). For the first 9-months we have done 24.8%.

We have levers, for example, our utilization lever is still there; if you recollect about 4-quarters ago, our utilization used to be in the late 70s, now consistently over the last 4-quarters it is in early 80s. We still believe that we have scope for improvement of utilization. Likewise, onsite effort mix is at 29.5. We do believe that we have lever state to reduce that. Likewise, the onsite role ratios and so on. So, I think overall if you look at this quarter we have navigated well on multiple dimensions. There is scope for operational efficiency improvement and we will continue to focus on that as Pravin said. On the guidance, earlier it was 10% to 12%, now we have increased it to 12.8% to 13.2%. If you look at the first 9-months itself, it is 12.5%. So that is a broad perspective on the quarter.

Interviewer

Congratulations, Gentlemen, for a good quarter. Vishal, I wanted to understand from you; as far as FY17 is concerned, how sustainable is this growth? Keeping in mind areas which are fairly softer including Oil & Gas, Aerospace, Insurance, are you confident that this traction will continue? More importantly, for FY17, how sustainable is the IT budget pipeline, the deal uptick that you are seeing right now? Pravin, there is North America decline in terms of revenues. What is the outlook for the United States geography right now? Of course, there has been the ominous spending bill which will be increasing H1B and L1 visas. So what is your perspective, what is the kind of impact on margins? Ranga, first quarter not you had a good luck charm. So any possibility for increasing that 24% to 26% margin band for FY17?

Vishal Sikka

I think the overall climate looks good. We mentioned 12.8% to 13.2% for this financial year which means that we are comfortable with what Q4, this current quarter looks like. That will set us up for a nice ability to execute in the year ahead of us. We will give our guidance for the year in April or whenever we do our earnings next as we look ahead to the year in front. But as we have stated previously, our confidence to get to industry-leading growth next financial year which starts in April, so we are on track for that. I believe that this momentum is for sure sustainable. I believe certainly the impact of the grass roots innovation, the impact of many of the initiatives that we have put in place and certainly the systemic innovation work that we are doing will all start to become more visible as we get into the year in front of us, I think it is still early stages of that and these cycles are long.

So, we definitely believe that this momentum is sustainable and we are optimistic and excited about the future and we are maintaining our view that we will get to industry leading growth in the new financial year. In terms of the climate and the IT operating environment we have to adjust our offerings, our areas in which we engage based on the unique nature of every client and the uniqueness that are there in the individual industry so oil and gas, yesterday oil went below $30 per barrel and so forth. So we think that we have to adjust. We acquired this small company Noah Consulting which does more upstream exploratory work with data analytics and so forth. These kinds of offerings help us adjust our offerings, our solutions to the times that are at hand and I think that, therefore, despite the individual pressures in certain industries we feel comfortable with what the future holds for us.

Pravin Rao

On the visa front in the short-term we will continue to expect similar kind of measures across geographies. Initial estimate of potential impact for us because of the increased visa cost was about 0.3% impact on the margin but in the last couple of days we have got clarification that the increased cost applies only for new visas and not for amendments and transfers so the impact will be much lower. But in some sense it is the cost of doing business but in the longer term we have look at how to diversify our resource base, how to increase recruitment onsite, how to have a much more global workforce, how to create development centers onsite and so on. So those are some of the things we are working on over the next 2-3 years to mitigate this risk.

Ranganath D. Mavinakere

On the margin Vishal has multiple times reiterated we want consistent profitable growth. I think that's clearly the key focus of our strategy execution. On the margins we have said that 25% (+/-1) is our medium-term goal. The first nine months we have done 24.8%. As I said earlier we have levers and we want to optimize those levers. For example, the utilization last year typically used to be a late 70s, consistently now it is above 80s and we still believe from current 80.6% it can move up. Likewise in the onsite effort mix 29.5%, it can certainly - we are working towards moving down and the sub-contractor and employee cost, many other levers that we have that we would like to do through operational efficiency improvements further and more importantly I think the currency is always there. We need to actively manage the currency and this quarter has been extremely volatile and currency and through our proactive currency management and hedging we have been able to minimize the impact. So I think with these levers that we have, we have given this outlook for 25 (+/-1%).

Coming back to the other point that you asked, apart from the deal wins that Pravin talked about and which Vishal also briefly mentioned, our top account growth over the last three quarters if you look at the first nine months of the year, top 5 have grown 13% as compared to 12.5% in constant currency term for the company which is higher than the company growth. As recent as Q4 of last year we used to have a flat to negative growth of those top accounts. This quarter, of course, they have been flat but, however, if you look at nine months’ basis they have grown at 13% year-on-year. So they are some of the levers that is the reason we clearly look at strategy execution both in terms of large deal wins, top account mining and these operational efficiency improvements.

Rukmini Rao

Hello gentlemen, Rukmini Rao from Bloomberg TV India. Wish you all a very happy New Year. Vishal, want to understand from you since you handle the top 15 clients of Infosys, if you are looking at the top 10 clients we have seen a marginal de-growth and also in terms of the repeat business we have also seen some bit of softness. Want to understand from you what exactly is happening there? Is it just a quarterly phenomenon?

Pravin, want to understand from you manufacturing and Retail as industries, we are still seeing softness as for the numbers that you have given but Energy and Utility seems to have bounced back, so is the Energy crisis over essentially?

Ranga, want to get from you a sense of what the pricing has been like and also for the next quarter what do you expect? Thank you.

Vishal Sikka

Rukmini, the top accounts actually in the areas where we declined it was a seasonal decline, so some of those are very large manufacturing and hi-tech companies where there were furloughs and less number of days and so forth because of the holidays and things like that. So there is no particular systemic thing there that we are observing. Some of those clients are in Australia where the currency impact has hit us despite the actual growth in terms of locally reported currency and so on. Overall our engagement with the top clients, the top 10, top 25 clients is actually has never been stronger and we feel like our relationship at a strategic level with our clients, certainly our top clients, is the strongest that it has ever been, so I feel very confident about that. And look, broadly the world around us in every industry is going through this dramatic transformation with digital technology and last quarter we announced our strategic partnership with GE and GE has obviously it always talks about their own renewal as a software and a technology company. And this is happening in every industry, in every walk of life, and we at Infosys have the ability, we have the capabilities and the skills and the access to help clients achieve that objective. So in all the uncertainty in the atmosphere around us, in the broader economy around us I feel very good that we sit in a situation where by and large our ability to achieve our results is in our own hands, it is up to us to execute. And as Ranga and Pravin talked about we are on our path to doing that.

Pravin Rao

From a services perspective, the growth has primarily been in ECS where we have seen about 4.6% growth on a constant currency basis and in Financial Services its about 3.2%. While ECS in general has grown, its primarily come from the utility segment where we are seeing lot more investment in re-plan forming, legacy modernization, they are focusing lot of investments on the renewables, lot of investments on customer experience, CRM and so on. So we have been able to capture some share of that increased spend.

With respect to Manufacturing, traditionally Quarter 3 is a weak quarter. Energy is still soft. The oil price as we saw yesterday for a period of time it dropped below $30. We are seeing a fresh wave of cost-cutting in the Energy space so we expect challenges in Energy to continue the softness.

Telecom is another area again, another industry which continues to be soft, we are seeing Telecom providers focusing lot more on enterprise, renewing their focus on enterprise business. They are focusing on some of the newer avenues of growth like over the top services, mobile payments, connected devices and some of the newer avenues.

Manufacturing its traditionally soft quarter because there is lot of furloughs in the manufacturing industry. In addition we had the one-time impact of JCI in Quarter 2, so if you ignore the JCI impact, manufacturing would have been pretty much flat this quarter, the pipeline is decent in manufacturing and even if you break down into subsequent sub-verticals we are saying good traction in Auto. To some extent aerospace is challenged, we are seeing some softness there and we are also seeing some softness in the industrials particularly with exposure to Oil, Energy and Mining.

But Retail again, we expect some volatility in the Retail it has been a soft quarter. It was marginally down I think this quarter. The holiday season was good but it was driven primarily by more growth on the mobile side, on the digital side than on the in-store side. The strong dollar is actually putting a lot of pressure on global Retailers in particular, they continue to focus on mobile experience, they are continuing to focus on Omni-channel. CPG companies are focusing on simplification of their landscape and so on.

The bright star in the horizon is Financial Services which is a big thing for us and we see continued momentum there, the pipeline is pretty strong. We have seen growth both in new accounts as well as new wins in existing accounts, a lot of focus on Digital, lot of focus on Regulatory. There is tremendous focus on Analytics in terms of understanding client propensity to buying products, understanding client behavior, trying to personalize offering for individual clients and so on.

So net-net barring the softness we expect in Energy and Telecom to continue for some period, the pipeline is decent across the rest of the verticals with Financial Services leading from the front.

Ranganath D. Mavinakere

As we said earlier we have navigated the quarter well on seasonalities and other expected pieces. In addition, they were also unexpected events like Chennai and the impact of Chennai has been insignificant and thanks to the extraordinary work done by our delivery leadership team played by Ravi and infrastructure leadership team by Ramdas Kamath and all the employees in Infosys, Chennai.

Coming back to the margin question that you asked, we have consistently said that we will be in the band on 25 (+-/1%) and first nine months we are at 24.8%. As I said earlier, we have levers to look at the margins improvement but those levers some of them like utilization which is at 80.6% now, there is scope for improvement there, like subcontractor cost management, onsite role ratios, likewise the employee onsite effort mix which is at 29.5%. There are multiple levers that we have. We will continue to work on them.

On the pricing if you look sequentially we had a realization decline of 2.5% and if you look at also last quarter we had a one-time the $23 mn. If you look to apple-to-apple comparison the pricing decline is 1.5%. In the quarter-to-quarter these changes are there, the more relevant number is year-on-year. Year-on-year if you look at, the pricing decline has been 4.5% in reported basis and 1.1% on constant currency basis. The whole endeavor I'll say as Mr. Murthy used to say “market determines the price” and the company has to manage the cost and make itself more competitive through innovation, productivity that Vishal talked about, that we will certainly work towards. That is the broad picture. In the near term these pricing pressures would be there and we have to navigate. So the productivity measures that we have deployed in each of the services lines and the automation piece, we hope that to some extent we need to offset the price in coming quarters. Let us see how we do on that.

Interviewer

Vishal any closing comments?

Vishal Sikka

We are pleased with the results of the quarter, with whatever our team has managed to achieve despite the traditional seasonalities and the additional headwinds that we saw and that performance which is a combination of the grassroots innovation combined with the structural innovation that we have put in place both picking up momentum as the quarter went along has set us up for a good road ahead and so we are looking forward to that. Thank you.